                                              BLACKROCK MUNIVEST FUND II, INC.

           FILE #811-07478

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
08/02/2006	Commonwealth of Puerto Rico	835,650,000	1,400,000

Morgan Stanley, Goldman Sach & Co., Banc of America Securities LLC, Citigroup Global Markets, JP Morgan Securities Inc., Lehman Brothers, Merrill Lynch & Co., Popular Securities, Raymond James & Associates, Ramirez & Co., Wachovia Bank, UBS Securities LLC

07/13/2006	Metropolitan Trans Auth 11/15/2031	475,000,000	5,000,000

Bear Stearns & Co., Citigroup Global Markets, JP Morgan Securities, Lehman Brothers, UBS Securities LLC, AG Edwards & Sons, Banc of America Securities LLC, First Albany Capital, Loop Capital, Merrill Lynch & Co., Morgan Stanley, MR Beal & Company, Ramirez & Co., Raymond James & Associates, RBC Capital Markets, Roosevelt & Cross, Inc., Siebert Brandford Shank & Co., Wachovia Bank